UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 10, 2020, Gix Interent Ltd., or Gix, f/k/a Algomizer Ltd. announced the approval of its board of directors of an offering of its ordinary shares of no par value each, or Ordinary Shares, at an offering price per share of NIS1.33. Pursuant to the Securities Purchase Agreement by and between Medigus Ltd., or Medigus, and Gix dated June 19, 2019, or the Agreement, during the three years following the closing of the Agreement, Medigus is entitled to an issuance of additional Ordinary Shares and adjustment of its outstanding warrant to purchase Ordinary Shares in the event that, Gix issues Ordinary Shares at a lower price than the price paid by Medigus under the Agreement. Contingent upon approval of the offering by Gix shareholders, the number of additional Ordinary Shares to be issued to Medigus is equal to the difference between the number of Ordinary Shares previously issued to Medigus under the Agreement, and the number of Ordinary Shares that would have been issued had the latest price per Ordinary Share been applied. As such, upon Gix shareholder approval, Medigus shall be entitled to be issued 4,598,243 additional Ordinary Shares, subject to payment of NIS 0.3 per ordinary share as required by the Tel-Aviv Stock Exchange Ltd. charter constituting an aggregate payment of NIS 1,379,473, and Medigus’ warrant shall be adjusted such that it may be exercised for the purchase of 7,496,426 Ordinary Shares. Following the issuance and conversion of Linkury’s shares which is subject to Gix shareholders approval, Medigus will hold approximately 35.30% of Gix outstanding share capital on a fully diluted basis and approximately 40.26% of the voting rights in Gix.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-213280, No. 333-237774 and No. 333-238162) and Form S-8 (File No. 333-206803, No. 333-221019 and 333-229429)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 10, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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